SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9*
                Solicitation/Recommendation Statement Pursuant to
             Section 14(D)(4) of the Securities Exchange Act of 1934

                                AMENDMENT NO. 11

                           PROLER INTERNATIONAL CORP.
                            (Name of Subject Company)

                           PROLER INTERNATIONAL CORP.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                          (Including Associated Rights)
                         (Title of Class of Securities)

                                   743396-10-3
                      (CUSIP Number of Class of Securities)

                               BRUCE W. WILKINSON
                             CHIEF EXECUTIVE OFFICER
                           PROLER INTERNATIONAL CORP.
                                 4265 SAN FELIPE
                                    SUITE 900
                              HOUSTON, TEXAS 77027
                                 (713) 627-3737

           (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                   COPIES TO:

                               GEOFFREY K. WALKER
                                KATHLEEN M. KOPP
                      MAYOR, DAY, CALDWELL & KEETON, L.L.P.
                                  700 LOUISIANA
                              HOUSTON, TEXAS 77002
                                 (713) 225-7000

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*This Solicitation/Recommendation Statement on Schedule 14D-9 relates to an offer for all outstanding shares of common stock of Proler International Corp. by a wholly-owned subsidiary of Schnitzer Steel Industries, Inc.
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        This Amendment No. 11 amends and supplements the Solicitation/
Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the "Commission") by Proler International Corp., a Delaware corporation (the "Company"), on September 20, 1996, (as heretofore amended, the "Schedule 14D-9") and relates to the tender offer made by PIC Acquisition Corporation, a Delaware corporation wholly owned by Schnitzer Steel Industries, Inc., an Oregon corporation ("Schnitzer"), disclosed in a Tender Offer Statement on Schedule 14D-1 filed with the Commission on September 20, 1996, as heretofore amended, to purchase all of the outstanding shares of the Company's common stock, par value $1.00 per share (the "Common Stock"), together with the associated stock rights (the "Rights") issued pursuant to a Rights Agreement dated as of February 28, 1996, as amended effective September 15, 1996, between the Company and KeyCorp Shareholder Services, Inc., at a purchase price of $7.50 per share of Common Stock and associated Right (each such share and associated Right, a "Share"), net to the seller in cash, on the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated September 20, 1996 and the related Letter of Transmittal, as such cash price, terms and conditions have been amended. The purpose of this Amendment No. 11 is to amend Items 8 and 9 of the Schedule 14D-9, as set forth below. Terms defined in the
Schedule 14D-9 are used in this Amendment No. 11 with the same meanings as provided in the Schedule 14D-9.

ITEM 8.        ADDITIONAL INFORMATION TO BE FURNISHED.

        Item 8 of the Schedule 14D-9 is amended to add the following to section
(d) thereof:

        On November 14, 1996, Hugo Neu Corporation ("HNC") issued a press release announcing that it had increased the offer price in its proposal to acquire the Company to $9.00 per share in cash, and that its revised proposal was not subject to any financing condition. A copy of HNC's November 14, 1996 press release is attached hereto as Exhibit 25 and is incorporated herein by reference.

        Item 8 of the Schedule 14D-9 is amended to add the following section (h) thereof:

        (h) On November 15, 1996, Schnitzer issued a press release announcing that it had increased the offer price in its tender offer to $9.00 per share in cash, and extended its tender offer until 12:00 p.m. Eastern time on Friday, November 29, 1996, as required by Commission regulations. The extension also extended the period for withdrawal rights indefinitely until shares are accepted for payment by Schnitzer pursuant to the tender offer. Schnitzer also confirmed, as previously announced by the Company, that it had waived certain conditions to Schnitzer's completion of its tender offer under the Merger Agreement. A copy of Schnitzer's November 15, 1996 press release is attached hereto as Exhibit 26 and is incorporated herein by reference.

ITEM 9.        MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.                                 DOCUMENT
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Exhibit 25     -      Press Release issued by Hugo Neu Corporation dated
                      November 14, 1996.

Exhibit 26     -      Press Release issued by Schnitzer Steel Industries, Inc.
                      dated November 15, 1996.

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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           PROLER INTERNATIONAL CORP.

                                           By:    BRUCE W. WILKINSON

                                           /s/ BRUCE W. WILKINSON
                                           PRESIDENT AND CHIEF EXECUTIVE OFFICER

Dated:  November 15, 1996

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